Exhibit 99.2

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereon) for the three and six months ended June 30, 2011 and the Corporation’s Press Release dated August 9, 2011 announcing its second quarter 2011 results. Further information, including Points’ Management’s Discussion and Analysis, Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2010, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of August 9, 2011.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s second quarter 2011 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses IFRS and non-IFRS measures to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRS.

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BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a provider of leading e-commerce solutions that helps the world’s leading loyalty programs increase loyalty member engagement online. In addition to operating the consumer website at Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs, Points helps loyalty programs leverage their own online presences in new ways. The Corporation focuses on delivering e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. Through its leading proprietary technology and partnerships with over 40 of the world’s top loyalty programs, Points delivers over $250 million in additional revenue for partners each year and has access to over 500 million loyalty program members.

The Corporation generates revenue by transacting points and miles as a reseller for margin, a service fee or commission. Revenue is principally derived from the sale of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e., credit and/or inventory risk) for the operation of these products. Second, other partner revenues are primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenues received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended June 30, 2011 include:

  Record quarterly revenues of $32,725, an increase of 51% over the prior year quarter
  Record quarterly gross margin of $6,206, reflecting an increase of 44% over the prior year quarter
  Net income after tax of $501, an increase of 469% over the second quarter of 2010
  Earnings before interest, taxes, depreciation, amortization, foreign Exchange and impairment (“EBITDA”) for the second quarter of 2011 was $1,373, an increase of $1,140 over the prior year quarter
  Cash provided from operations of $707 for the quarter ended June 30, 2011. As at June 30, 2011, the Corporation had cash and cash equivalents of $30,593 with no external debt
  Transactional activity reached record levels, with points and miles transacted in the second quarter increasing 34% over the prior year quarter and 19% over the first quarter of 2011

Other highlights were as follows:

  In April 2011, Points added Hawaiian Airlines to the online trading platform. HawaiianMiles members can now trade their miles with users of other programs via Points.com's loyalty marketplace.
  In June 2011, Points expanded its relationship with Asia Miles™, Asia's leading travel reward program. Asia Miles members can now transfer their miles into their PayPal accounts to gain access to millions of online merchants.

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SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts)	2011	2010	2011	2010
Revenue	$32,725	$21,663	$61,198	$45,165
Gross margin	6,206	4,307	11,294	8,522
Ongoing operating costs	4,833	4,074	9,608	8,060
EBITDA	1,373	233	1,686	462
Earnings before income taxes	851	88	787	189
Net income	$501	$88	312	531
Earnings per share(1)
Basic	$0.03	$0.01	$0.02	$0.04
Diluted	$0.03	$0.01	$0.02	$0.04
Weighted average shares outstanding(1)
Basic	15,036,702	14,982,114	15,012,434	14,982,092
Diluted	15,223,535	15,042,159	15,185,750	15,017,322
Total assets	$57,090	$41,690	$57,090	$41,690
Shareholders' equity	$15,149	$12,114	$15,149	$12,114
(1)	Earnings per share and weighted average shares outstanding amounts are shown on a post-consolidation basis.

BUSINESS CONDITIONS

The first half of 2011 marked significant progress for Points. The Corporation continued to make progress by expanding internationally and within non-airline program market segments, consistent with Managements’ objective to diversify its loyalty program partnership base. In the first half of 2011, the Corporation welcomed Saudi Arabian Airlines Alfursan Rewards, LAN Airlines LANPASS, and the Hyatt Gold Passport program to the Points partner platform. In addition, the Corporation continued its focus on driving growth on its consumer branded platform by partnering with PayPal and expanding its relationships with Best Buy, Asia Miles and HawaiianMiles during the first quarter.

Points and miles transacted is considered a key performance measure by management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services and a key engagement metric of loyalty program users. Fluctuations in points and miles transacted are significantly impacted by the timing of promotions run by Points, the number of loyalty program partners participating in the products and services offered by the Corporation and, to a lesser extent, seasonality. The Corporation reached record quarterly transactional activity in the second quarter of 2011, with points and miles transacted increasing 34% over the prior year quarter and increasing 19% on a sequential basis. Increased performance metrics in the second quarter were primarily driven by increased consumer awareness and targeted marketing which improved consumer engagement on select promotional efforts offered during the quarter. In addition, the launch of new partnerships in the second half of 2010 and first quarter of 2011 and organic growth in existing partnerships, all contributed to increased transaction levels in 2011.

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Note: For comparative purposes, Buy,Gift and Transfer activity for Delta Air Lines has been excluded from the metrics above.

The loyalty industry continues to show significant growth. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. exceeded 2 billion in 2010, netting out to more than 18 memberships per household. This figure represented a 16% growth in U.S. memberships from 2008 and was spread across multiple market segments. According to Colloquy, the total perceived value of points and miles issued in 2010 in the U.S. for consumer oriented rewards programs was approximately $48 billion across an array of industries. Of this amount, nearly one third ($16 billion) is estimated to go unredeemed.

Considering the above, Management believes that there is room for significant growth in the demand for its online loyalty solutions. In the second half of 2011, Management will be focused on innovative product development which will increase online engagement from loyalty program members and help unlock the unredeemed value in the loyalty market place. In addition, the Corporation is focusing on improving consumer awareness of its products and services through effective online marketing efforts to increase its penetration into the expanding loyalty market.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Management recognizes that total revenues less direct cost of principal revenue, hereafter referred to by management as gross margin, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement and gross margins that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of miles paid to partners for miles purchased and resold, and credit card processing fees.

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	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts)	2011	2010	2011	2010
Principal revenue	$30,766	$20,063	$57,463	$41,900
Other partner revenue	1,955	1,595	3,726	3,259
Interest revenue	4	5	9	6
Total revenue	32,725	21,663	61,198	45,165
Direct of principal revenue	26,519	17,356	49,904	36,643
Gross margin	$6,206	$4,307	$11,294	$8,522
Gross margin %	19%	20%	18%	19%

The Corporation generated record quarterly revenues for the three months ended June 30, 2011, increasing 51% over the same period in the prior fiscal year. The second quarter of 2011 also marked the fifth consecutive quarter of revenue growth. Revenues for the six month period ended June 30, 2011 were $61,198, an increase of $16,033 or 35% over the comparable prior year period. The increase in revenue over the prior year quarter was largely due to stronger promotional efforts in the current year quarter and the impact of new partnerships launched in the second half of 2010. The majority of revenue growth occurred in principal revenue, as the Corporation continues to focus on reseller partnerships.

Revenue growth was supported by record transactional activity in the second quarter of 2011. Points and miles transacted in the second quarter of 2011 increased 34% over the prior year period, primarily driven by increased consumer awareness and targeted marketing which improved consumer engagement on select promotional efforts offered during the quarter. In addition, the launch of new partnerships subsequent in the second half of 2010 contributed to increased revenues and transaction levels in 2011.

In line with the growth in revenues, gross margin for the second quarter of 2011 increased $1,899 or 44% from the second quarter of 2010 to $6,206. On a year to date basis, gross margin for the six months ended June 30, 2011 increased 33% over the comparable prior year period. The increase in gross margins over prior year periods was driven by increased promotional activity in 2011 combined with the impact of new partnerships launched in the second half of 2010 and the beginning of 2011. In addition, the Corporation achieved annual performance targets which reduced the Corporation’s per mile costs earlier in the second quarter of 2011 when compared to 2010, enabling Points to minimize direct costs and increase gross margins.

Gross margin percentage for the three and six months ended June 30, 2011 declined slightly from the comparable prior year periods due to the relative mix of partner revenues.

ONGOING OPERATING COSTS

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts)	2011	2010	2011	2010
Employment costs	$3,258	$2,650	$6,502	$5,331

Marketing and communications	348	282	627	544

Technology services	156	224	302	435
Operating expense	1,071	918	2,177	1,750
Total ongoing operating costs	$4,833	$4,074	$9,608	$8,060

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Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs, and operating expenses. Ongoing operating costs were $4,833 for the second quarter of 2011, increasing $759 or 19% over the second quarter of 2010. For the six months ended June 30, 2011, ongoing operating costs increased $1,548 or 19% versus the comparable prior year period. Ongoing operating costs are denominated in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to fix the cost of predictable Canadian dollar expenditures. The Canadian dollar continued to strengthen against the US dollar in the second quarter of 2011, adversely impacting un-hedged Canadian dollar operating expenses.

Employment Costs

Employment costs include salaries and bonus, employee stock option expense, contract labour charges, recruiting, benefits and other related taxes and are denominated in Canadian dollars. Employment costs were $3,258 for the second quarter of 2011, increasing $608 or 23% from the prior year quarter. For the six months ended June 30, 2010, employment costs increased $1,171 or 22% from the comparable prior year period.

Salaries and related benefits increased over the prior year periods due to an increase in full-time equivalents and, to a lesser extent, annual cost of living adjustments made at the beginning of 2011. Full time equivalents increased from 99 in the second quarter of 2010 to 106 in the second quarter of 2011. For the six months ended June 30, 2011, full time equivalents were 103 compared to 98 for the six months ended June 30, 2010. Headcount investments have been focused on technology and product resources focused on new product development. In addition, prior year periods employment costs were lower due to higher capitalized employment costs related to the development of the ePoch technology platform. Lastly, the impact of the strengthening Canadian dollar over the past year has adversely impacted employment costs relative to 2010; however, this was partially mitigated by foreign exchange gains from forward contracts designated as cash flow hedges.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations related costs, and other on-line marketing and promotional activities. Marketing costs for the second quarter of 2011 increased $66 or 23% from the second quarter of 2010. For the six months ended June 30, 2011, marketing costs increased $83 or 15% versus the comparable prior year period. Increases to marketing expenditures were primarily focused on the promotion of the Points.com consumer portal. Marketing expenses are anticipated to increase in the second half of 2011 as the Corporation focuses on promoting new products currently under development.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Technology services costs decreased $68 or 30% from the second quarter of 2010 to $156. For the six months ended June 30, 2010, technology costs decreased $133 or 31% from the comparable prior year period. Cost containment initiatives undertaken by Management, including the relocation of the Corporations data centre in the second half of 2010, have contributed to the decrease over the prior year periods.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the second quarter of 2011 were $1,071, an increase of $153 or 17% over the second quarter of 2010. The increase over the prior year quarter was primarily driven by increased travel expenses related to the Corporation’s new international partnerships, and to a lesser extent, increased insurance costs. For the six months ended June 30, 2011, operating expenses increased $427 or 24% from the prior year period, primarily driven by fees associated with the Corporation’s NASDAQ listing, increased travel costs, and to a lesser extent, increased insurance costs.

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EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE AND IMPAIRMENT (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment costs. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income to EBITDA

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts)	2011	2010	2011	2010
Operating income	$834	$94	$770	$210
Depreciation and amortization	563	152	1,008	287
Foreign exchange gain	(24)	(13)	(92)	(35)
EBITDA	$1,373	$233	$1,686	$462

For the quarter ended June 30, 2011, the Corporation’s EBITDA was $1,373, an increase of $1,140 over the prior year quarter. For the six months ended June 30, 2011, EBITDA of $1,686 increased $1,224 over the comparable prior year period.

The increases over prior periods are primarily due to gross margin growth outpacing the growth in ongoing operating costs. Compared to the second quarter of 2010, gross margins grew by 44% while ongoing operating costs grew just 19%. For the six months ended June 30, 2011, gross margins grew 33% over the prior year period, while ongoing operating costs increased just 19%. Management has focused on growing revenues and margins while leveraging its existing cost base with targeted and responsive investments in 2011.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

		For the three months ended		For the six months ended
(In thousands of US dollars, except per		June 30,	June 30,	June 30,	June 30,
share amounts)		2011	2010	2011	2010
	$
Depreciation and amortization		563	$152	$1,008	$287
Foreign exchange gain		(24)	(13)	(92)	(35)
Interest and other charges		(17)	6	(17)	21
Deferred income tax expense (recovery)		350	-	475	(342)
	$
Total		872	$145	$1,374	$(69)

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Depreciation and Amortization Expense

Depreciation and amortization expense of $563 in the second quarter of 2011 increased $411 over the second quarter of 2010 and increased $721 for the six months ended June 30, 2011 compared to the prior year. The increase over prior year periods was primarily due to the commencement of amortization of the Corporation’s new ePoch technology platform in the second half of 2010. In addition, the Corporation commenced amortization of an additional technology platform that completed development early in the second quarter of 2011.

Foreign Exchange Gain

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2011 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar, EURO and British Pound. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the quarter ended June 30, 2011, the Corporation reclassified $116 of realized gains, net of tax, from other comprehensive income into earnings, which helped offset foreign exchange losses in 2011 driven by the depreciation of the U.S. dollar.

For the quarter ended June 30, 2011, the Corporation recorded a foreign exchange gain of $24, primarily driven by a weakening of the US dollar which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves. This was partially offset by the appreciation of the Canadian dollar, which unfavourably impacted the unhedged portion of ongoing operating costs.

Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded deferred income tax expense of $350 in the second quarter of 2011 which primarily relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

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NET INCOME AND EARNINGS PER SHARE

	For the three months ended			For the six months ended
(In thousands of US dollars, except per	June 30,		June 30,	June 30,		June 30,
share amounts)	2011		2010	2011		2010
		$
Net income	$501		88	$312		$531
Earnings per share
		$			$
Basic	$0.03		0.01	$0.02		0.04
		$			$
Diluted	$0.03		0.01	$0.02		0.04

The Corporation reported net income of $501 for the quarter ended June 30, 2011 compared to net income of $88 for the quarter ended June 31, 2010. The increase in income over the prior year quarter is primarily due to an increase in gross margins and EBITDA, partially offset by higher depreciation and amortization charges. Net income for the six months ended June 30, 2011 of $312 decreased from $531 for the comparable prior year period, largely due to a deferred tax expense of $350 recorded in the first half of 2011 versus a deferred income tax recovery recorded in the prior year period.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,036,702 common shares for the quarter ended June 30, 2011, compared with 14,987,898 for the quarter ended March 31, 2011 and 14,982,114 for the quarter ended June 30, 2010. The increase in average shares outstanding was due to the exercise of employee stock options during the period. The Corporation reported basic and fully diluted earnings per share of $0.03 for the second quarter of 2011.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)	June 30, 2011	December 31, 2010	June 30, 2010
Total funds available	$43,076	$36,986	$29,280
TOTAL ASSETS	57,090	50,851	41,690
Liabilities	41,941	36,698	29,576
Shareholders' Equity	15,149	14,153	12,114

LIABILITIES AND SHAREHOLDERS' EQUITY	57,090	50,851	41,690
Working Capital	$5,674	$4,472	$2,524

The Corporation’s financial strength is reflected in its balance sheet. As at June 30, 2011, the Corporation continues to remain debt-free with $43,076 (December 31, 2010 – $36,986) of total funds available, which is comprised of cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits.

The Corporation’s working capital (defined as current assets minus current liabilities) was $5,674 at June 30, 2011 which is comparable to working capital of $4,472 as at December 31, 2010 and $2,524 as at June 30, 2010. Working capital has continued to increase as the Corporation continues to generate positive EBITDA and cash flows from operations. Considering the above, Management believes there is sufficient liquidity to fund capital expenditure needs and current operating and working capital requirements, including the payment of current operating leases.

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Sources and Uses of Cash

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts)	2011	2010	2011	2010

Operating activities	$707	$(3,076)	$3,352	$603
Investing activities	(599)	(2,097)	(1,275)	(4,080)
Financing activities	410	2	458	2
Effects of exchange rates	(735)	(300)	(405)	(553)
Change in cash and cash equivalents	$(217)	$(5,171)	$2,130	$(4,028)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. The Corporation generated positive cash flows from operating activities in the second quarter of 2011 and for the six months ended June 30, 2011, which was largely due to the timing of partner payments and positive EBITDA generated during the respective periods.

Investing Activities

Cash used in investing activities was $599 for the second quarter of 2011 and $1,275 for the six months ended June 30, 2011. Investments primarily related to ongoing investments in technology and product development and routine computer equipment purchases.

When compared to the comparable prior periods of 2010, cash used in investing activities decreased by $1,498 for the three month period and $2,805 for the six month period ended June 30, 2011. Throughout 2010, the Corporation invested heavily in the development of the ePoch technology platform and the Points.com consumer portal. While the Corporation continues to devote resources to product development and technology builds in 2011, capital expenditures are anticipated to be less than 2010 levels. In addition, the Corporation incurred leasehold improvement costs associated with its office relocation in third quarter of 2010 that will not repeat in 2011. The Corporation will continue to fund capital expenditures through working capital.

Financing Activities

Cash flows provided by financing activities in 2011 related solely to the issuance of capital stock from the exercise of employee stock options. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

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Contractual Obligations and Commitments

(In thousands of US	Total	2011	2012	2013	2014	2015+
dollars)
Operating leases(1)	$4,454	$380	$726	$752	$734	$1,862
Purchase Commitments(2)	76,619	10,937	29,058	18,323	18,301	-
	$81,073	$11,317	$29,784	$19,075	$19,035	$1,862
(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.
(2)

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles transactions processed over the term of its agreements with certain loyalty program partners.

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$2,980,316. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 238,917 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at August 1, 2011 (figures in CAD$)

Security Type	Month of Expiry	Number(1)	Strike Price(1)	Proceeds

Options	November 7, 2011	1,500	7.40	11,100
Options	January 24, 2012	53,167	9.00	478,503
Options	March 6, 2012	1,250	10.40	13,000
Options	May 8, 2012	22,250	11.20	249,200
Options	May 8, 2012	93,400	12.32	1,150,688
Options	May 8, 2012	33,300	14.00	466,200
Options	May 8, 2012	33,300	18.00	599,400
Options	June 20, 2012	750	16.30	12,225

Total		238,917		$2,980,316
(1)	Number of options and strike price are shown on a post-consolidation basis

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OUTSTANDING SHARE DATA

As of August 1, 2011, the Corporation has 15,057,672 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 881,287 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $9.72. The expiration dates of the options range from November 7, 2011 to July 11, 2016.

The following table lists the common shares issued and outstanding as at August 1, 2011 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares(2)	Proceeds
Common Shares Issued & Outstanding	15,057,672
Convertible Securities: Stock options	881,287	CAD$ 8,564,815
Diluted Common Shares Issued & Outstanding	15,938,959	CAD$ 8,564,815
Securities Excluded from Calculation: Options Available to grant from ESOP(1)(2)	611,886
(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.
(2)	Common share and option amounts shown are on a post-consolidation basis

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic earnings	Diluted
		Net income	(loss) per	earnings (loss)
Three month period ended	Total Revenue	(loss) (2)	share(1)(2)	per share(1)(2)
June 30, 2011	$32,725	$501	$0.03	$0.03
March 31, 2011	$28,473	$(189)	$(0.01)	$(0.01)
December 31, 2010	$27,004	$341	$0.02	$0.02
September 30, 2010	$23,509	$1,079	$0.07	$0.07
June 30, 2010	$21,663	$88	$0.00	$0.00
March 31, 2010	$23,502	$443	$0.03	$0.03
December 31, 2009	$16,577	$1,898	$0.13	$0.13
September 30, 2009	$20,732	$(264)	$(0.02)	$(0.02)
(1)	Earnings per share amounts shown are on a post-consolidation basis.
(2)	For periods before the IFRS transition date of January 1, 2010, figures are presented in accordance to Canadian GAAP.

CRITICAL ACCOUNTING ESTIMATES

The Corporation’s accounting policies are presented in Notes 2 and 3 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2011. The preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and IFRS Interpretations Committee (“IFRIC”), requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

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For a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Note 2 and 3 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2011.

TRANSITION TO AND INITIAL ADOPTION OF IFRS

Effective January 1, 2011, the Corporation adopted IFRS. The condensed consolidated interim financial statements for the three and six months ended June 30, 2011 have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and IAS 34, using accounting policies that are consistent with IFRS in effect for periods beginning January 1, 2011 or earlier.

Prior to the adoption of IFRS, our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Corporation’s financial statements for the year ending December 31, 2011 will be the first annual financial statements that comply with IFRS.

The preparation of these condensed consolidated interim financial statements resulted in changes to the Corporation’s accounting policies when compared with the most recent annual financial statements prepared under Canadian GAAP.

The accounting policies as set out in Note 3 of the condensed consolidated interim financial statements have been applied consistently to all periods presented in the condensed consolidated interim financial statements. Comparative information for the three and six months ended June 30, 2010 and for the year ended December 31, 2010, have been adjusted from amounts previously reported under Canadian GAAP.

Impact of IFRS on the Corporation

Set out below are the significant differences between Canadian GAAP and IFRS that impacted the Corporation upon transition.

IFRS 1 Elections

Guidance for the first time adoption of IFRS is set out in IFRS 1. The outlined below are the significant optional exemptions and mandatory exemptions that the Corporation applied in preparing these condensed consolidated interim financial statements:

IFRS 2, Share-based Payments	The Corporation elected under IFRS 1, to not retrospectively apply IFRS 2 to options and warrants that had vested before the transition date.
IFRS 3, Business Combinations	The Corporation elected under IFRS 1, to not apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS.
IAS 21, The Effects of Changes in Foreign Exchange Rates

The Corporation elected under IFRS 1, to not apply IAS 21 retrospectively and to reset all cumulative translation gains and losses to zero in opening retained earnings on the date of transition. This resulted in $2,566 of cumulative translation losses to be transferred to the accumulated deficit balance as at January 1, 2010.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in Note 16 of the condensed consolidated interim financial statements and is also discussed below:

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IFRS 2 Share-based Payments (“IFRS 2”)

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in instalments, each tranche is to be considered a separate award with the compensation cost amortized accordingly with a corresponding charge to contributed surplus during the applicable vesting period.

Canadian GAAP permits the Corporation to consider the total fair value of the options that are ultimately expected to vest based on performance-related conditions and on future service, to be recognized as compensation cost over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus.

The effect of implementing IFRS 2 upon transition to IFRS increased the cumulative employee stock option expense recognized up to January 1, 2010 by $379, which was recognized through opening retained earnings. The adjustment was calculated only for unvested options issued and outstanding as of the transition date. Also, additional stock option expense of $4 and $21 was recorded for the three and six months ended June 30, 2010, respectively. On a go forward basis, employee stock option expense will be recognized over an accelerated timeframe to match the vesting periods of the individual option tranches.

IAS 12 Income Taxes (“IAS 12”)

IAS 12 requires all future income tax assets and liabilities to be classified as non-current on the balance sheet, even if the temporary difference comprising the deferred tax asset or liability is to reverse within 12 months of the reporting date. Upon conversion to IFRS, the Corporation reclassified $945 of future income tax asset from current to non-current. IAS 12 had no impact on recognition of measurement of future income tax asset.

IAS 36 Impairment of Assets (“IAS 36”)

IAS 36 uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values.

Additionally, under Canadian GAAP, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units (“CGU”), which is the lowest level of assets that generate largely independent cash inflows. Goodwill will be allocated to the CGU(s) that are expected to benefit from the synergies that goodwill represents. Goodwill impairments will be recognized when the carrying amount of a CGU to which the goodwill has been allocated exceeds the recoverable amount of the CGU. Impairment losses will be allocated first to goodwill and pro-rata to the remaining assets in the CGU. If the conditions causing impairment end, any non-goodwill impairment will be reversed. Canadian GAAP prohibits reversal of impairment losses.

The Corporation recorded a goodwill impairment of $1,625 as part of the IFRS adoption as at January 1, 2010 compared to the balance as prepared in accordance with Canadian GAAP.

New Standards Not Yet Adopted

Standards and interpretations issued but not yet effective:

IFRS 9, Financial Instruments, becomes mandatory for the Corporation’s 2013 consolidated financial statements and may impact the classification and measurement of financial assets. The objective of IFRS 9 is to establish principles for the financial reporting of financial assets that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of the Corporation’s future cash flows. The Corporation will assess the impact this standard may have on the financial instruments held by the Corporation.

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Amendments to IFRS 7, Financial Instruments: Disclosures (effective for annual periods beginning on or after July 1, 2011) – Transfers of Financial Assets increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period. The Corporation is currently evaluating the impact this standard may have on the financial statements.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The extent of the impact on the Corporation’s financial statements has not been determined.

The Corporation does not anticipate that these new standards will have a significant effect on the consolidated financial statements except for additional disclosures that may be required.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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